Contact

www.linkedin.com/in/sheila-
thorne-63b5a32 (LinkedIn)

Top Skills

Public Speaking
Non-profits
Program Development

Languages

French and Italian

Sheila Thorne

President and CEO at Multicultural Healthcare Marketing Group, LLC
(MHMG)
Englewood, New Jersey, United States

Summary

Expertise in designing and implementing multicultural marketing
campaigns (Black, Hispanic/Latino, Asian, Native American) for
the pharmaceutical, biotech and medical device industry; hospital
systems; voluntary health associations; government health agencies
and medical associations and societies

Specialties: Keynote presentations at conferences, cross-cultural
educational workshops, ethnic strategic and tactical plans

Experience

Multicultural Healthcare Marketing Group, LLC (MHMG)
President and CEO
January 2001 - Present (23 years 5 months)

Leads a team of seasoned professionals with in-depth knowledge and
experience in the public and private sectors of the healthcare industry.

Queens College City University of New York
Ajunct Professor - Speech & Communications
July 2012 - Present (11 years 11 months)

Gilda's Club Northern New Jersey
Board Member - Executive Committee
January 2011 - Present (13 years 5 months)

Stony Brook University School of Social Welfare
Associate Clinical Professor
January 2010 - Present (14 years 5 months)

Expertise in cross-cultural education, cultural competency training of
healthcare professionals

The Thorne Institute
President

January 2010 - Present (14 years 5 months)

Dedicated to training pharmaceutical executives in cultural proficiency in pharmaceutical sales, marketing and healthcare delivery

Quinnipiac University
Adjunct Professor
February 2008 - Present (16 years 4 months)
Physician Assistant Program

Multicultural Healthcare Marketing Group, LLC
Owner
January 2001 - Present (23 years 5 months)

Dept. of Health & Human Services Region II Health Equity Council
Co-chair, Cultural & Linguistic Competency Committee
December 2011 - December 2014 (3 years 1 month)

YWCA Bergen County
Board Member
January 2011 - June 2012 (1 year 6 months)

Education

Hunter College of the City University of New York